FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month November, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation to the Bombay Stock Exchange and the National Stock Exchange of India regarding notice of Extraordinary General Meeting of Videsh Sanchar Nigam Limited

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rishabh Aditya
	Name:	Rishabh Aditya
November 20, 2007	Title:	Deputy Company Secretary

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12765

19 November 2007

Sub. : Notice of Extraordinary General Meeting (EGM).

Sir,

Pease find sent herewith a copy of the Notice of the Extraordinary General Meeting convened at 1100 hours on Friday, 14 December 2007, at MC Ghia Hall, Bhogilal Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Marg, Kalghoda, Mumbai – 400021 to transact the business as detailed in the Notice. It may be mentioned here that copies of the Notice has been dispatched separately to the Stock exchanges along with the notices to the shareholders.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, VP, for SEC information requirements, Fax 1186.

VIDESH SANCHAR NIGAM LIMITED
Registered Office: Videsh Sanchar Bhavan, M.G.Road, Mumbai 400001.

NOTICE

NOTICE is hereby given that an Extraordinary General Meeting of Videsh Sanchar Nigam Limited having its Registered Office at Videsh Sanchar Bhavan, M.G.Road, Mumbai 400001 will be held at 1100 hours on Friday, 14 December 2007, at MC Ghia Hall, Bhogilla Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Road Marg, Kalaghoda, Mumbai – 400 021 to transact the following business:

Special Business

1.	To pass following resolution with or without modifications as a Special Resolution:

“RESOLVED THAT subject to necessary approvals from the Registrar of Companies, Maharashtra and subject to any other consents and approvals as may be required under the existing laws, rules and regulations, and the bye-laws and regulations of the stock exchanges on which the securities of the Company are listed the name of the Company be changed to ‘Tata Communications Limited”.

2.	To pass following resolution with or without modifications as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 13, 16 and 21 and any other applicable provisions of the Companies Act, 1956, and pursuant to the provisions of the Memorandum and Articles of Association of the Company and subject to change in name of the Company to Tata Communications Limited, the Memorandum of Association of the Company be amended as follows:

i)	Existing Clause’I’ be deleted and be substituted in its place and stead with the following new clause:

I.	The name of the Company is Tata Communications Limited.

ii)	The words ‘Videsh Sanchar Nigam Limited’ or any word including the word ‘VSNL’ used for reference to the name of the Company appearing elsewhere in the Memorandum of Association of the Company be replaced with the words ‘Tata Communications Limited’.

3.	To pas following resolution with or without modifications as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 31 and any other applicable provisions of the Companies Act, 1956, subject to change in name of the Company to Tata Communications Limited, the Articles of Association of the Company be amended as follows:

i)	The definition of “The Company” contained in the Existing Article 1© be replaced with the following new definition:

“The Company” – means Tata Communications Limited.

ii)	The words ‘Videsh Sanchar Nigam Limited’ or any word including the word ‘VSNL’ used for reference to the name of the Company appearing elsewhere in the Articles of Association of the Company be replaced with the words ‘Tata Communications Limited’”.

By Order of the Board of Directors

Satish Ranade

Company Secretary

Dated: 14 November 2007

Registered Office:

Videsh Sanchar Bhavan,

M.G.Road,

Mumbai – 400 001

Notes

1.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER. THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2.	Members who hold shares in dematerialized form are requested to bring their DP ID and Client ID numbers for easy identification of attendance at the meeting.

3.	The statement of material facts pursuant to Section 173 (2) of the Companies Act, 1956, setting out the material facts in respect of the business under all items is annexed hereto.

Annexure to the Notice dated 14 November 2007

The Statement of Material Facts pursuant to Section 173 (2) of the Companies Act, 1956.

In respect of Item No. 1

In the last five years since the deregulation of the ILD market, VSNL has had to compete in a significantly competitive environment. Further, VSNL has expanded its business operations beyond India, and with the acquisitions of TGN and Teleglobe, is emerging as a leading player in the global telecom services market. VSNL’s market and customer base now includes global carriers, enterprises and consumers.

In this context, it is important to point out that VSNL is competing with not only large Indian business groups but also with globally renowned and well entrenched companies. Therefore, there is a great need for VSNL to develop a very strong branding and marketing presence, in India and several overseas markets. It is felt that in this severely competitive telecom market environment, there is a great need to create a differentiated positioning as a global telecom player and at the same time derive marketing and cost synergies with the Tata Group’s telecom and IT businesses.

Today, the Company’s name (Videsh Sanchar Nigam Limited) reflects only one of its business segment and does not capture fully the wide range of communications services being provided, not only in India, but worldwide. The “Tata” name is considerably more familiar to customers (retail and wholesale) across the world than VSNL, and has strong positive connotations.

In the light of this scenario, the Management conducted an exercise on alternative names for the Company, that would capture the wide range of business activities being undertaken by the Company in multiple geographies and at the same time, leverage the Tata Brand association. Based on this exercise, the name “Tata Communications Limited” was short-listed as the most appropriate one for the Company.

The Board of Directors of the Company in its 172nd Meeting held on 22 October 2007 considered and approved placing before the Shareholders the change of name of the Company to Tata Communications Limited.

The use of the words ‘Tata’ in the name or brand of the Company requires execution of Brand Equity and Brand Promotion Agreement (‘BEBP Agreement’) by the Company with Tata Sons Limited, the owners of intellectual property rights in the brand name / corporate name ‘Tata’. The BEBP Agreement, when signed, will stipulate the guiding principles for the manner of use of the word ‘Tata’ as a part of the corporate name and as a trademark/brand name as also the requisite fee which would be payable by the Company to Tata Sons Ltd.

Accordingly, suitable resolutions are placed before the members and Shareholders for their consideration.

None of the Directors is concerned or interested in the above Resolution.

In respect of Item No. 2 & 3

The change in name of the Company requires suitable changes in the Memorandum and Articles of Association (MoA & AoA) of the Company for replacing the old name wherever it appears in the MoA & AoA with the new name.

Accordingly, suitable resolutions are placed before the members and Shareholders for their consideration.

None of the Directors is concerned or interested in the above Resolution.

By Order of the Board of Directors

Satish Ranade

Company Secretary

Dated: 14 November 2007

Registered Office:

Videsh Sanchar Bhavan

M.G. Road,

Mumbai – 400 001.

—End—